Exhibit 99.1

RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) results of operations for the six-month periods ended June 30, 2021 and 2020 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 9, 2021 (which we refer to as the “Form 20-F”) and, in particular, “Business Overview” and “Financial Review” in the Form 20-F, and with our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2021 and 2020 and at June 30, 2021 and December 31, 2020, an English translation of which is included as Exhibit 99.1 to the Form 6-K we furnished to the SEC on October 27, 2021 (which we refer to as the “unaudited interim condensed consolidated financial statements”). We hereby designate this report on Form 6-K as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on May 28, 2021 (File No. 333-256623).

Our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 included in the Form 20-F were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2021 and 2020 were prepared in accordance with IAS 34 – “Interim Financial Reporting” as issued by the IASB.

As mentioned in “ISA Acquisition” below, on August 11, 2021, we signed an inter-administrative share purchase agreement (“Inter-Administrative SPA”) with the Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público or “MHCP”) pursuant to which we agreed to acquire 51.4% of the outstanding shares of Interconexión Eléctrica S.A. (“ISA”) from the MHCP (the “Acquisition”) for a purchase price of COP$14,236,814,025,000, or approximately US$3,672,992,823.94 (the “Acquisition Price”) based on the COP/US$ market exchange rate of COP$3,876.08 to US$1.00 in effect on August 20, 2021, the date the Acquisition was consummated.

We present herein certain operating and financial information of ISA for informational purposes only. See “ISA Acquisition.” The operating and financial information of ISA included in this report on Form 6-K was derived from ISA’s public disclosures and filings in Colombia, including the financial statements of ISA filed with the Superintendencia Financiera de Colombia (the “SFC”), which were prepared in accordance with current reporting standards as in effect in Colombia (“Colombian IFRS”) and are not included in this report on Form 6-K. ISA’s management has informed us that there are no material differences between its Colombian IFRS financial statements filed with the SFC and such financial statements if they were to be prepared in accordance with IFRS-IASB. Ecopetrol’s financial information presented in this report on Form 6-K has been prepared in accordance with IFRS-IASB. Ecopetrol also files financial information with the SFC, which information is prepared in accordance with Colombian IFRS. Ecopetrol’s financial information under Colombian IFRS filed with the SFC is not directly comparable to its financial information presented under IFRS-IASB in this report on Form 6-K or its filings with the SEC.

You should not rely on the operating and financial condition of ISA included herein as indicative of our future consolidated results of operations. For further information on the risks involved with the Acquisition, see “ISA Acquisition —Risk Factors Related to the ISA Acquisition” below.

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Overview

Our consolidated financial results for the first six months of 2021 reflect the positive effect of a favorable crude oil price environment boosted by our commercial strategy to capture higher price spreads, solid performance in all of our segments, and cost efficiency measures achieved since 2020 in spite of having a lower level of crude oil production.

On the demand front, vaccination campaigns against the coronavirus (“COVID-19”) around the world raised expectations for a sustained recovery in demand. Economic activity in the U.S. continues showing signs of recovery in connection with a US$1.9 trillion fiscal stimulus plan, equivalent to 9% of U.S. GDP for 2020. Furthermore, global economic activity has become less sensitive to the isolation measures that continue to be imposed by certain governments to control the continuing spread of various and increasingly transmissible COVID-19 variants, with OECD estimates showing reduced GDP sensitivity to mobility restrictions by 50%. Against this background, growth expectations have been raised for 2021, resulting in increasing optimism for the demand for crude. Despite warning that its forecasts are subject to myriad variables, such as the pace of vaccinations, general vaccine effectiveness to contain the spread of the current COVID-19 variants and the appearance of new variants, in April 2021, the IMF raised its world growth forecast for 2021 from 5.5% to 6.0%, with India, China and the US growing 9.5%, 8.14% and 7.0%, respectively. During the second half of 2021 various countries in Southeast Asia, as well as China and the United States experienced a rise in COVID-19 cases as a result of the Delta variant, a more contagious strain of the virus. Economic recovery worldwide will remain latent throughout the year subject to widespread vaccination to mitigate spread of the virus and achieve herd immunity.

On the supply front, the Organization of the Petroleum Exporting Countries (OPEC) member countries and ten of the world’s major non-OPEC oil-exporting nations, including Russia (OPEC+), continued to play a key role in keeping the market balanced. The supply from that group of countries moved in line with expectations of growth in demand, with a pace that continued to favor the reduction of crude inventories. Despite the favorable outlook in demand, Saudi Arabia voluntarily cut its production by one million barrels of oil per day (“mmbd”) between February and April. Production quotas by other member countries remained high, with the percentage of compliance exceeding more than 100%, in spite of the upward trend in the price of Brent throughout the first half of 2021, which averaged 65 USD/bl, and during September reached 75 USD/bl, its highest level since the beginning of 2021.

Although international oil prices and global demand and supply dynamics are significant factors affecting our business and financial condition, Colombia’s local economic factors have also influenced, and will continue to affect our performance, given that we conduct most of our business in Colombia. In May and June, Colombia experienced a significant public order situation with prolonged social unrest related to a proposed tax reform that was subsequently withdrawn. The public order situation negatively impacted Colombia’s economic recovery, which experienced a decline during the second quarter of 2021. The social protests resulted in blockades of the country’s main roads and isolated incidents against certain of Ecopetrol’s infrastructure, which in turn momentarily adversely affected the operations of Ecopetrol’s upstream, midstream and downstream and sales and marketing segments, leading to decreases in our crude oil and refined products production and transported volumes, the Barrancabermeja refinery’s throughput and demand for fuels. Despite the impact on our operations in the upstream, midstream and downstream and sales and marketing segments, we adjusted our logistics to minimize the impact on the distribution of fuels to the different regions of Colombia, implemented strategies to maintain operations and maintained a fluid dialogue with the communities where it operates. Our second quarter results were in line with our Organic Business Plan (the “Business Plan”) and the strongest second quarter results over the past five years. For more information on our Business Plan, please see “Strategy and Market Overview—Our Corporate Strategy—2021-2023 Business Plan” in our Form 20-F. Consistent with the economic recovery, during the third quarter we observed an acceleration of economic activity, which has positively affected Ecopetrol’s sales. In October 2021, the Central Bank of Colombia raised its economic growth forecast for 2021 from 7.5% to 8.6% given the improvement in consumption trends, which show it is decreasingly sensitive to spikes in COVID-19 contagion rates, as well as an improved external context for the Colombian economy (higher external demand, positive dynamics of remittance flows and increased Brent prices).

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Following the withdrawal of the fiscal reform, on May 19, 2021, S&P Global Ratings downgraded Colombia’s long-term foreign currency debt rating from BBB- to BB+, one level below investment grade.  On July 1, 2021, Fitch Rating also downgraded Colombia’s long-term foreign currency debt rating from BBB- to BB+. As a result of such sovereign downgrades, Ecopetrol’s credit rating was also downgraded by (i) S&P Global Ratings from BBB-, with a negative outlook, to BB+, with a stable outlook, while our stand-alone rating was maintained at BBB- and (ii) Fitch Ratings from BBB- to BB+, while maintaining our stand-alone rating (without incorporating government support) at bbb. On August 31, 2021, Moody’s Investors Service re-affirmed our rating at Baa3, but changed the outlook from stable to negative.

On September 14, 2021, Congress approved a new tax reform law, which contained several modifications to the tax reform proposal that was withdrawn in May 2021, including certain increases to current applicable tax rates (i.e. an increase to the corporate income tax rate to a 35% rate), which will become effective as of January 1, 2022.

On October 6, 2021, Moody’s Investors Service affirmed Colombia’s Baa2 sovereign rating and changed its outlook to stable from negative. This rating action did not result in a change to Ecopetrol’s rating or outlook.

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ISA Acquisition

Overview

On August 11, 2021, we signed the Inter-Administrative Share Purchase Agreement with the Colombian government’s MHCP pursuant to which we agreed to acquire 51.4% of the outstanding shares of ISA from the MHCP for the Acquisition Price. The Acquisition was consummated on August 20, 2021. We financed the Acquisition through a loan agreement for an amount of up to US$4.0 billion with Banco Santander, S.A., Citibank, N.A., JPMorgan Chase Bank, N.A. and The Bank of Nova Scotia (the “Acquisition Loan”), from which US$3,672,000,000 was disbursed in connection with the closing of the Acquisition.. See “Liquidity and Capital Resources—Liquidity.”

Although the Colombian government, through the MHCP, was the majority shareholder of ISA, as well as our largest shareholder, the Acquisition was structured and negotiated on an arm’s length basis. We and the Colombian government each engaged our own financial advisors and legal counsels for purposes of consummating the Acquisition. In addition, for purposes of determining ISA’s valuation, we engaged two experienced investment banking firms and a separate independent advisor to deliver a fairness opinion related to ISA’s valuation and our final purchase price proposal. Moreover, our Board of Directors, which is composed by a majority of independent members (8 of 9 members are independent), retained full oversight and autonomy to approve the Acquisition, with the non-independent member abstaining from determinations relating to the Acquisition. In line with the aforementioned, on March 25, 2021, our Board of Directors approved the establishment of a temporary special committee to help it evaluate the valuation of ISA, the price range and/or the price of the Acquisition. The committee was comprised of the following independent members of our Board of Directors: Carlos Gustavo Cano, Sergio Restrepo, Esteban Piedrahita and Santiago Perdomo, who chaired the committee. The Acquisition Price for our 51.4% acquired interest in ISA was unanimously approved on July 30, 2021 by our Board of Directors.

The Acquisition is part of our energy transition strategy as we expect it will allow us to achieve a relevant position in a strategic sector for the energy transition. We believe the Acquisition positions us as a key link in the electricity business with strong prospects for future growth. Through the Acquisition, we expect to reposition ourselves along the energy value chain by offering services such as electricity transmission and aligning ourselves with the market trends towards decarbonization and electrification.

Risks Factors Related to the ISA Acquisition

The financial and operating information related to ISA included in this report on form 6-K does not represent our consolidated financial position or results of operations following consummation of the Acquisition.

The financial and operating information relating to ISA prior to the Acquisition is presented in the “ISA Acquisition” section of this report on form 6-K. Such information does not reflect the effect of any potential adjustments that may occur once we consolidate ISA into our consolidated results of operations, and does not represent the actual or expected financial position or results of operations of the Ecopetrol Group after the consummation of the Acquisition. As such, investors should not rely on the financial or operating information of ISA included herein as indicative of our future consolidated results of operations.

The Acquisition may not achieve the intended benefits, which could adversely affect and/or disrupt our and ISA’s business and operations.

We may not be able to realize the anticipated synergies from the Acquisition in the anticipated amounts or within the anticipated timeframes or cost expectations or at all. The difficulties and risks associated with the Acquisition and realizing the benefits therefrom include:

• possible differences in the standards, controls, procedures, policies, corporate culture, labor unions and compensation structures of ISA and our company, which may lead to unanticipated delays, costs or inefficiencies, deterioration of employees relations, employee departures or difficulties upon consolidation;

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• difficulties and delays in implementing our integration plan, which may result in us failing to achieve the anticipated synergies from the Acquisition in a timely manner or at all;

• inability to attract, retain and motivate key personnel, as current and prospective employees of either company may experience uncertainty about their future roles with us following the Acquisition;

• the possibility that we may have failed to discover actual or contingent liabilities of ISA during the due diligence investigation, for which we, as a successor or owner, may be responsible and for which we may not have received sufficient contractual guarantees or indemnities from the Colombian government’s MHCP;

• obligations that we may have to counterparties of ISA that arise as a result of the change in control of ISA; and

• the potential that we or ISA may be adversely affected by other economic, political, legislative, regulatory, business, competitive or other factors affecting our industries.

The occurrence of any of the foregoing may harm or be disruptive to our other businesses and our business such that our ability to realize the anticipated benefits of the Acquisition could be reduced or delayed, and our financial condition and results of operations could be materially adversely affected.

Moreover, the Acquisition could cause disruptions and create uncertainty surrounding our and ISA’s businesses and affect our and ISA’s relationships with customers, vendors, other business partners and employees. Some of our and ISA’s customers, vendors and other business partners may delay or defer decisions, seek to change the terms on which they do business or end their relationships with the relevant company, which could negatively affect the revenue, earnings and cash flows of either or both companies.

Thus, the integration may be unpredictable, or subject to delays or changed circumstances, and ISA may not perform in accordance with our expectations. We may fail to realize some or all of the anticipated benefits of the Acquisition as these were based on projections and assumptions about the ISA businesses, which may not materialize as or when expected or may prove to be inaccurate.

We have been and may in the future be subject to legal proceedings in connection with the Acquisition. Such legal proceedings could result in the unwinding of the Acquisition and/or claims for substantial damages and may divert management’s time and attention from our business.

On July 21, 2021, Ecopetrol was served as defendant within a public action (acción popular). The acción popular was filed before the First Section of the Administrative Tribunal of Cundinamarca (the “Cundinamarca Court”) by Fundación Defensa de la Información Legal y Oportunidad – Dilo Colombia (“Fundación Dilo”). The complaint sought, among other things, to prevent the MHCP from selling its ownership stake in ISA to Ecopetrol unless a competitive bid was undertaken. Accordingly, Fundación Dilo as plaintiff requested preliminary injunctive relief to suspend all actions aimed to close the Acquisition. On July 28, 2021, Ecopetrol filed a statement in opposition to the request for preliminary injunctive relief and, on August 6, 2021, formally filed its response to the acción popular. In its responses, Ecopetrol opposed the injunctive relief and the acción popular on the grounds that the claim has no legal basis. In its statement, Ecopetrol presented the technical, financial, and legal arguments that show that Fundación Dilo did not comply with the legal requirements for said preliminary injunctive relief measure to be granted. In addition, Ecopetrol argued that the potential sale of the Nation’s ownership in ISA does not contravene the Colombian legal regime. Furthermore, the consummation of the Acquisition is expected to generate benefits to both the Nation and Ecopetrol, and does not threaten or contravene any of the collective rights invoked by the claimant. The MHCP also filed a similar response. On September 13, 2021, the Cundinamarca Court rejected the plaintiff’s request for interim relief and scheduled a settlement hearing, which took place on September 28, 2021. The parties did not reach an agreement at the settlement hearing and, accordingly, the proceeding will continue to the discovery phase.

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This and potential future legal proceedings are subject to inherent uncertainties, and the actual costs to be incurred relating to legal proceedings may be impacted by unknown factors. The outcome of legal proceedings is necessarily uncertain, and we could be forced to expend significant resources in the course of this and potential future legal proceedings, and we may not prevail. Monitoring, defending against and pursuing legal actions can be time consuming for our management and detract from our ability to fully focus our internal resources on our business activities. Decisions adverse to our interests in the Fundación Dilo litigation and potential future litigations could result in us having to unwind the Acquisition, even though it is important to highlight that any such litigations could take years. For example, we currently estimate that the Fundación Dilo litigation could take approximately three years and other types of proceedings could take approximately six to ten years to complete, if not longer. If there is an order to unwind the transaction while Ecopetrol is the owner of the ISA shares acquired from the MHCP, a court may order Ecopetrol to return the ISA shares to the MHCP and the MHCP would have to reimburse Ecopetrol the purchase price paid for such shares and such reimbursement may be subject to delays and the MHCP’s ability to reimburse such purchase price. Although in the Inter-Administrative SPA, the MHCP and Ecopetrol agreed to a damages cap equivalent to the Acquisition purchase price and, based on Colombian case law, we believe an adverse decision in the Fundación Dilo litigation is unlikely, we cannot offer any assurance that this and any other legal proceeding could not result in the payment of substantial damages, which could have a material adverse effect on our financial position and results of operations.

ISA’s Business Overview

ISA was founded as a joint stock company in Bogotá, Colombia, in 1967. Since then, it has grown into a multi-Latin corporate group operating in Colombia, Brazil, Peru, Chile, Bolivia, Argentina and Central America. ISA and its 48 subsidiaries operate and maintain electricity transmission networks, including the largest high voltage transmission network in Latin America, and are also involved in toll-road concessions, telecommunications, and information and communications technology (ICT) businesses.

In recent years, inorganic growth via acquisitions has been an important part of ISA’s business strategy. This includes the acquisitions of Piratininga Bandeirantes Transmissora de Energia S.A. (PBTE) (Brazil), Orazul Energy Group S.A.C. (Peru), Concesión Costera Cartagena Barranquilla S.A.S. (Colombia), Interligação Elétrica Norte e Nordeste S.A., Interligação Elétrica Sul S.A. and Transmissora Aliança de Energia Elétrica S.A. (Brazil). At the same time, in March 2021, ISA announced plans to sell off its telecommunications business through the sale of its subsidiary InterNexa S.A. (“InterNexa”). This is part of ISA’s strategy to optimize its portfolio, directing capital investments towards sustainable and efficient growth alternatives, and allowing the company to focus on businesses with risk-return profiles that are aligned with its long-term business strategy.

ISA’s Board of Directors is composed of a majority of independent directors. Specifically, ISA has seven independent members out of the nine that make up its current board, which is above the legal requirements and hence an example of ISA’s high corporate governance standards. ISA also has an experienced management team, with an average experience of over 25 years in the industries in which it operates. Similar to Ecopetrol, ISA has a proven track record on ESG matters, including its commitment to good governance and robust ethics policies; investments in local communities, social organizations and businesses; and focus on environmental protection programs and investments. As of December 31, 2020, approximately 80% of ISA’s operations were carbon neutral.

For the six months ended June 30, 2021, ISA’s energy transmission segment represented 76.5% (COP$3,985,321) of its total consolidated revenues from contracts with customers, including the effect of the periodic tariff review in Brazil of COP$5,207,343 million, with its toll-road concession business representing 19.6% (COP$1,020,099) and its telecommunications business representing 3.9% (COP$201,923). For the six months ended June 30, 2021, ISA’s operations in Colombia represented 26.0% of its total consolidated revenues from contracts with customers, including the effect of the periodic tariff review in Brazil, with its operations in Brazil representing 34.9%, its operations in Peru representing 19.7%, and its operations in Chile representing 19%.

Historically, ISA’s dividend distribution practice has been to distribute profits annually. During the last five years, ISA has, on average, distributed 53% of its net income, net of adjustments on the remuneration of the Basic Network of the Existing System (which refers to those assets from CTEEP Brazil, older than fiscal year 2000).

Below we present a summary of ISA’s business segments.

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Energy Transmission

ISA is the largest international energy transmission company in Latin America in terms of kilometers of electricity lines in operation, according to ISA’s internal calculation of the total kilometers of high-voltage network circuits of the energy transmission segment in each country in which ISA operates. The energy transmission companies of ISA operate and maintain a high-voltage transmission network in Colombia, Brazil, Bolivia, Peru and Chile, as well as some international interconnections that operate between Colombia–Ecuador and Ecuador–Peru. In Central America, the company holds a stake in Empresa Propietaria de la Red (EPR), a company incorporated under the laws of Panama and headquartered in San José, Costa Rica, which operates the Energy Interconnection System for the Countries of Central America (SIEPAC). In addition, ISA, through its subsidiaries, transmits 430,000 GWh annually, by means of 48,343 kilometers of high-voltage network circuits, which support the supply of energy in Latin America. As of June 30, 2021, ISA is in the process of constructing an additional 6,579 kilometers of high-voltage network circuits, which are expected to start operations in the near term. In addition, in Colombia, ISA’s subsidiary, XM Compañía Expertos en Mercados S.A. E.S.P. (“XM”), provides technology solutions, administers the commercial settlement system in the wholesale energy market in Colombia and monitors 28,213 kilometers of transmission lines that form part of the Sistema Interconectado Nacional (the National Interconnected System or the “SIN”). As of June 30, 2021, XM was in compliance with 100% of the indicators set forth by the Comisión de Regulación de Energía y Gas (the Commission for the Regulation of Energy and Gas or the “CREG”) in Colombia.

In countries where ISA is present, energy transmission is a regulated activity within the productive chain of the energy sector, and expansions are awarded to private investors through bidding processes. Therefore, legal and regulatory stability conditions in the countries where ISA operates directly affect ISA’s results of operations and financial condition. The revenues associated with the provision of energy transmission services are regulated and indexed to macroeconomic variables such as the Colombian peso to U.S. dollar exchange rate, the Producer Price Index (PPI), the Consumer Price Index (CPI) or the corresponding indexes in the different countries.

The following table sets forth certain metrics related to ISA’s energy transmission operations in Colombia as of June 30, 2021:

Colombia	As of June 30, 2021
Lines in operation (km)	13,222
Lines under construction (km)	1,962
Market share of lines in operation (%)(1)	68.95%
MVA in operation(2)	22,711
MVA under construction	1,800
Reliability (%)(3)	99.991%

(1)	Source: ISA’s internal calculation based on the total revenues of the energy transmission activity in each country in which ISA operated as of June 30, 2021.
(2)	MVA means megavolt amperes.
(3)	Reliability is calculated between January and June 2021, using energy not supplied (ENS) and the estimated demand in the transmission networks for the period according to the following formula: 1 – ENS/Estimated Demand (with information being provided by each transmission company within the ISA Group).

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The following table sets forth certain metrics related to ISA’s energy transmission operations in Brazil as of June 30, 2021:

Brazil	As of June 30, 2021
Lines in operation (km)	20,734
Lines under construction (km)	3,739
Market share of lines in operation (%)(1)	10.82%
MVA in operation(2)	60,657
MVA under construction	12,477
Reliability (%)(3)	99.9999%
Concession agreements(4)	24

Expiration dates of concessions agreements	CTEEP (059/2001): December 2042
Subsidiaries
IE Serra do Japi (143/2001): December 2031
IEMG (004/2007): April 2037
IENNE (001/2008): March 2038
IEPinheiros (012/2008): October 2038
IESul (013/2008): October 2038
IEPinheiros (015/2008): October 2038
IESul (016/2008): October 2038
IEPinheiros (018/2008): October 2038
Evrecy (020/2008): July 2025
IE Serra do Japi (026/2009): November 2039
IEPinheiros (021/2011): December 2041
IEItaúnas (018/2017): February 2047
IETibagi (026/2017): August 2047
IEItaquerê (027/2017): August 2047
IEItapura (042/2017): August 2047
IEAguapeí (046/2017): August 2047
IEBiguaçu (012/2018): September 2048
IEItapura (021/2018): September 2048
Evrecy (001/2020): March 2050
IETibagi (006/2020): March 2050
IEMG (007/2020): March 2050
IERiacho Grande (005/2021): March 2051
Piratininga - PBTE (012/2016): November 2046

(1)	Source: ISA’s internal calculation based on the total revenues of the energy transmission activity in each country in which ISA operated as of June 30, 2021.
(2)	MVA means megavolt amperes.
(3)	Reliability is calculated between January and June 2021, using energy not supplied (ENS) and the estimated demand in the transmission networks for the period according to the following formula: 1 – ENS/Estimated Demand (with information being provided by each transmission company within the ISA Group).
(4)	Includes the concession agreements of CTEEP and its subsidiaries. Excludes Transmissora Aliança de Energia Elétrica S.A. and CTEEP´s jointly controlled companies.

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The following table sets forth certain metrics related to ISA’s energy transmission operations in Peru as of June 30, 2021:

Peru	As of June 30, 2021
Lines in operation (km)	11,853
Lines under construction (km)	879
Market share of lines in operation (%)(1)	71.10%
MVA in operation(2)	13,240
MVA under construction	3,476
Reliability (%)(3)	99.998%
Concession Agreements	19

Expiration dates of concessions agreements	ETECEN – ETESUR Concession: September 2032
Mantaro – Socabaya transmission line and associated substations: February 2031
Chilca – La Planicie – Zapallal transmission line: June 2041
Independencia – Ica transmission line: June 2041
Zapallal – Trujillo transmission line: December 2042
Talara – Piura transmission line: May 2043
Pomacocha – Carhuamayo transmission line: September 2043
Trujillo – Chiclayo transmission line: July 2044
Machupicchu – Abancay – Cotaruse transmission line:
August 2045
Mantaro – Montalvo transmission line and associated substations: November 2047
La Planicie – Industriales transmission line and associated substations: August 2047
Orcotuna substation: November 2047
Friaspata – Mollepata transmission line: August 2048
Carapongo substation: November 2047
Nueva Mantaro – Nueva Yanango - Carapongo connection: 2053(4)
Nueva Yanango – Nueva Huánuco connection: 2053(4)
Chincha substation: 2053(4)
Nazca substation: 2053(4)
Oroya – Carhuamayo – Paragsha – Antamina Derivation and
Aguaytía– Pucallpa transmission lines: April 2033

(1)	Source: ISA’s internal calculation based on the total revenues of the energy transmission activity in each country in which ISA operated as of June 30, 2021.
(2)	MVA means megavolt amperes.
(3)	Reliability is calculated between January and June 2021, using energy not supplied (ENS) and the estimated demand in the transmission networks for the period according to the following formula: 1 – ENS/Estimated Demand (with information being provided by each transmission company within the ISA Group).
(4)	Estimated expiration dates.

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The following table sets forth certain metrics related to ISA’s energy transmission operations in Chile as of June 30, 2021:

Chile	As of June 30, 2021
Lines in operation (km)	1,948
Lines under construction (km)	-
Market share of lines in operation (%)(1)	11.68%
MVA in operation(2)	4,500
MVA under construction	-
Reliability (%)(3)	100%

(1)	Source: ISA’s internal calculation based on the total revenues of the energy transmission activity in each country in which ISA operated as of June 30, 2021.
(2)	MVA means megavolt amperes.
(3)	Reliability is calculated between January and June 2021, using energy not supplied (ENS) and the estimated demand in the transmission networks for the period according to the following formula: 1 – ENS/Estimated Demand (with information being provided by each transmission company within the ISA Group).

Toll Road Concessions

ISA designs, builds, operates, and maintains toll road infrastructure that connects millions of people in Chile and Colombia. As of June 30, 2021, ISA operated five toll road concessions, which covered a total of 860 kilometers in these two countries, and had 138 kilometers of new toll roads under construction. During the year ended December 31, 2020, 129.2 million vehicles traveled on roads operated by ISA.

The following table sets forth certain metrics related to ISA’s toll road concession operations in Chile as of June 30, 2021:

Chile	As of June 30, 2021
Roads in operation (km)	714
Roads under construction (km)	136
Market share of toll roads in operation (%)(1)	41.7%
Concessions	5

Expiration dates of concessions(2)	Ruta del Maipo: December 2032
Ruta del Bosque: August 2022
Ruta de la Araucanía: March 2026
Ruta de los Ríos: June 2025
Ruta del Loa: September 2058

(1)	Source: ISA’s internal calculation based on its public financial statements as of December 31, 2020, excluding Ruta del Maule.
(2)	The expiration dates of concessions may vary according to traffic and other conditions.

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The following table sets forth certain metrics related to ISA’s toll road concession operations in Colombia as of June 30, 2021:

Colombia	As of June 30, 2021
Tranches in operation (km)	144
Tranches under construction (km)	2
Market share of toll roads in operation (%)(1)	1.82%
Concessions	1
Expiration date of concession(2)	Ruta Costera: September 2039

(1)	Source: ISA’s internal calculation based on public information from the Agencia Nacional de Infraestructura (Colombia´s Infrastructure Agency or the “ANI”).
(2)	The expiration date of the concession may vary according to traffic and other conditions.

Telecommunications and ICT

Within the telecommunications and ICT segment of its business, InterNexa and its subsidiaries provide connectivity services, managed services, cloud services, data center and security services to customers across Latin America. In 2020, they added a new line of services based on analytics and “Internet of Things” (IoT). These ISA subsidiaries also maintain a fiber optic network that totals more than 57,000 kilometers as of June 30, 2021, are present in 18 Internet Exchange Points and are ranked fifth in the top ten Internet Exchange Points worldwide based on traffic. In addition to existing data centers in Medellín, Bogotá and Río de Janeiro, one new data center was incorporated by ISA in Santiago during 2020.

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ISA’s Results of Operations

ISA’s financial information presented in this report on Form 6-K has been prepared in accordance with Colombian IFRS, which differs in certain significant respects from IFRS-IASB. See “Recent Developments.”

The tables below present certain consolidated financial information about ISA as of and/or for the six months ended June 30, 2021 and 2020 and as of and/or for the years ended December 31, 2020, 2019 and 2018:

	As of or for the six-month period ended June 30,		As of or for the year ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
	(Colombian pesos in millions, except earnings per share which are in Colombian pesos)
Revenues from contracts with customers, including the effect of the periodic tariff review in Brazil	5,207,343	4,837,641	10,167,826	8,139,008	7,173,812
Net profit attributable to owners of parent	1,093,828	993,309	2,059,191	1,638,732	1,524,382
Dividends paid	910,776	305,881	1,252,876	1,169,797	1,863,562
Total debt	26,134,043	20,244,447	22,468,835	17,757,557	17,190,586
Earnings per share	987	897	1,859	1,479	1,376

The following table sets forth ISA’s consolidated capital expenditures by country for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018:

	For the six months ended June 30,		For the year ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
	(Colombian pesos in millions)
Colombia	379,510	452,409	1,404,830	854,435	946,620
Brazil	1,590,315	391,814	899,586	707,681	357,574
Peru	452,887	409,231	1,611,048	371,635	431,256
Chile	231,582	530,109	1,026,896	660,036	694,335
Others	4,260	348	3,222	3,868	468
Total	2,658,554	1,783,911	4,945,582	2,597,655	2,430,253

Of the total capital expenditures noted in the “Total” line above, the following table provides a breakdown of the distribution of such capital expenditures by business unit for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018:

	For the six months ended June 30,		For the year ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Energy transmission	88.9%	87.5%	77.5%	87.9%	90.8%
Toll road concessions	9.0%	10.3%	20.8%	9.1%	6.6%
Telecommunications / IT	2.1%	2.2%	1.7%	3.0%	2.6%
Total	100%	100%	100%	100%	100%

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Ecopetrol’s results of operations for the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020.

The following table sets forth the components of Ecopetrol’s unaudited interim condensed consolidated income statement for the six-month periods ended June 30, 2021 and 2020.

	For the six-month period ended June 30,
	2021	2020	% Change
	(unaudited)
	(Colombian pesos in millions)
Revenues	36,718,764	23,641,913	55.3%
Cost of sales	(21,943,441)	(18,909,589)	16.0%
Gross profit	14,775,323	4,732,324	212.2%

Operating expenses before recovery (impairment) of non-current assets	(2,640,428)	(1,081,202)	144.2%
Recovery (impairment) of non-current assets, net	3,446	(1,204,279)	(100.3)%
Operating income	12,138,341	2,446,843	396.1%
Financial Income (expenses), net	(1,483,666)	(1,264,359)	17.3%
Share of profit of associates and joint ventures	115,236	61,965	86.0%
Income before income tax	10,769,911	1,244,449	765.4%
Income tax	(3,641,359)	(908,951)	300.6%
Consolidated net income	7,128,552	335,498	2,024.8%
Net profit attributable to:
Owners of parent	6,546,938	(258,716)	2,630.6%
Non-controlling interest	581,614	594,214	(2.1)%
Net profit for the period	7,128,552	335,498	2,024.8%

Total Revenues

The following table sets forth our foreign and local sales of crude oil, natural gas and refined products for the six-month periods ended June 30, 2021 and 2020.

	For the six-month period ended June 30,
	2021	2020	% Change
Crude oil:
Local sales (mbod)	2.4	6.6	(63.8)%
Foreign sales (mbod)	350.7	449.8	(22.0)%
Average price per local barrel (USD/bl)	54.4	27.1	100.9%
Average price per export barrel (USD/bl)	61.5	29.8	106.3%

Natural gas:
Local sales (mboed)	89.1	82.0	8.7%
Foreign sales (mboed)	3.0	1.3	137.4%
Average local price (USD/bl)	25.0	23.7	5.4%
Average export price (USD/bl)	12.2	9.4	29.0%

Refined products (including petrochemicals and industrial products):
Local sales (mboed)	297.1	245.3	21.1%
Foreign sales (mboed)	102.0	107.3	(4.9)%
Average local price per barrel (USD/bl)	74.6	54.4	37.1%
Average export price per barrel (USD/bl)	66.7	39.4	69.2%

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In the six-month period ended June 30, 2021, total revenues increased by 55.3% (COP$13,076,851 million) as compared to the same period in 2020, as a result of the combined net effect of:

•	A COP$13,123,199 million increase in revenues primarily due to a 68.9%, or US$25.6 per barrel, increase to the average prices of our crude oil basket, natural gas and refining products.

•	A COP$290,331 million increase in revenues resulting from the devaluation of the Colombian peso against the U.S. dollar from an average exchange rate of COP$3,551/US$1.00 in the first six months of 2020 to an average exchange rate COP$3,638/US$1.00 in the first six months of 2021.

•	A COP$82,171 million decrease in the service revenue of our transportation and logistics segment to third parties, primarily as a result of a decrease in transported volumes, which was primarily due to lower availability of crude oil produced in the country.

•	A COP$254,508 million decrease in revenues attributable to a 5.4% decrease in sales volume, or 48.0 mboed, primarily as a result of lower volumes sold of crude by 103.3 mboed, or COP$2,099,515 million, primarily attributable to lower production, which in turn was affected primarily by: (i) operating restrictions associated with water management in the Castilla field, in response to requirements established by applicable regulatory authority, (ii) the public order situation in the Colombia during May and June, where social protests generated blockades of main roads, and isolated events against our infrastructure and (iii) an increase in the basic sediment and water (BSW) contents in some fields given the slowdown in activity during 2020, which led to a lower share of crude oil extracted. This decrease in revenues was partially offset by:

-	Higher volumes sold of refined products and petrochemicals by 46.5 mboed, or COP$1,726,326 million, mainly in diesel and gasoline, which in turn was primarily due to the recovery in demand during the second quarter of 2021.

-	Higher volumes sold of gas by 8.8 mboed, or COP$118,681 million, principally due to Hocol’s acquisition of 100% of Chevron Petroleum Company’s participation in the Guajira association contract, which was consummated in June 2020.

Costs and Expenses

The following table sets forth the components of our cost of sales, operating expenses and operating income for the six-month period ended June 30, 2021 and 2020.

	For the six-month period ended June 30,
	2021	2020	% Change
	(unaudited)
	(Colombian pesos in millions)
Fixed cost of sales	5,774,829	5,689,755	1.5%
Variable cost of sales	16,168,612	13,219,834	22.3%
Total cost of sales	21,943,441	18,909,589	16.0%
Operating expenses before recovery (impairment) of non-current assets	2,640,428	1,081,202	144.2%
(Recovery) impairment of non-current assets, net	(3,446)	1,204,279	(100.3)%
Operating income	12,138,341	2,446,843	396.1%

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Cost of sales

Our total cost of sales is comprised of a fixed portion and a variable portion:

Our fixed cost of sales includes, among other items, contracted services, labor costs, maintenance, taxes and depreciation. Our fixed cost of sales increased by 1.5% (COP$85,074 million) in the six-month period ended June 30, 2021 as compared to the same period in 2020, primarily as a result of the net effect of:

•	A COP$184,822 million increase in the costs of professional services, maintenance and other operational activity costs, primarily as a result of the normalization of the pace of maintenance activities, materials consumption, contracted services, and other operating costs, following the loosening of restrictions imposed to control the COVID-19 pandemic in 2020.

•	A COP$28,475 million increase in other minor items, mainly assumed taxes given the overall increase in our cost of sales.

•	A COP$92,584 million decrease in transportation costs mainly due to the termination of the gas transportation contract in the Ballena-Barrancabermeja pipeline in December 2020 and lower transported volumes.

•	A COP$35,639 million decrease in labor costs principally resulting from decreases in recognition of expenses relating to our voluntary retirement plan in the first half of 2021 as compared to the same period in 2020 and a decrease in our staff numbers.

Our variable cost of sales includes, among other items, purchases of hydrocarbons from the Agencia Nacional de Hidrocarburos (the “National Agency of Hydrocarbons” or “ANH”), purchases of crude oil from business partners, imported products, hydrocarbon transportation services, depletion of fields and inventories. Our variable cost of sales increased by 22.3% (COP$2,984,778 million) in the six-month period ended June 30, 2021 as compared to the same period in 2020, primarily as a result of the combined net effect of:

•	A COP$5,535,509 million increase in the purchase costs of crude oil, gas and refined products due to the net effect of:

-	A COP$5,683,920 million increase primarily due to higher average purchase prices because of the increase in international benchmark prices during the first six months of 2021;

-	A COP$41,478 million increase in volumes purchased from third parties in line with the reactivation of operations and new agreements with third parties; and

-	A COP$189,889 million decrease in costs as a result of the devaluation of the Colombian peso against the U.S. dollar, which led to decreased costs in Colombian peso terms.

•	A COP$215,900 million increase in depreciation and amortization expenses and other costs mainly due to (i) a decrease in the incorporation of reserves in 2020, which are the basis for depreciation expenses for the June 30, 2021 period as compared to the incorporation of reserves in 2019, which were the basis for depreciation expenses for the June 30, 2020 period and (ii) an increase in our capital expenditures. This increase was partially offset by the decrease in production levels.

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•	A COP$49,461 million increase in other minor items.

•	The positive effect on our inventory valuation of COP$2,852,092 million, which in turn was primarily due to (i) the increase in the price of crude oil and refined products associated with the recovery of international prices observed in the first half of 2021, (ii) higher level of crude oil inventories due to inventory in transit from the higher shipments by the delivery-at-place method, and (iii) accumulation of inventories of products in process, which in turn was primarily due to the maintenance in some of the Cartagena refinery’s units.

Operating expenses before recovery (impairment) of non-current assets

In the six-month period ended June 30, 2021 as compared to the same period in 2020, our operating expenses before recovery (impairment) of non-current assets increased by 144.2% (COP$1,559,226 million), mainly due to the combined net effect of:

•	A COP$1,373,112 million decrease in other income resulting from the non-recurring revaluation gain recognized in 2020 related to Hocol’s acquisition of 100% of Chevron Petroleum Company’s participation in the Guajira association contract, which generated a gain as its acquisition of the remaining 43% stake was considered a bargain purchase.

•	A COP$253,246 million increase in operating expenses, which in turn was primarily due to the recognition of provisions associated with public work contribution processes and environmental obligations.

•	A COP$61,527 million increase in other minor items.

•	A COP$128,659 million decrease in labor expenses resulting primarily from decreases in the recognition of expenses relating to the voluntary retirement plan in the first half of 2021 as compared to the same period in 2020 and a decrease in our staff numbers.

Impairment of non-current assets

In the six-month period ended June 30, 2021 as compared to the same period in 2020, our impairment of non-current assets decreased by 100.3% (COP$1,207,725 million) as compared to the same period in 2020, mainly due to the fact that we recognized an impairment expense in the amount of COP$ 1,204,279 million at June 30, 2020 in response to difficult market conditions as a result of the effects of the COVID-19 pandemic. Whereas, at the end of June 30, 2021, we did not recognize any similar impairment expenses, as there were no trigger events that required the recognition of additional impairment to those recorded at the end of 2020.

Financial income (expenses), net

The following table sets forth our financial income (expenses), net for the six-month periods ended June 30, 2021 and 2020.

	For the six-month period ended June 30,
	2021	2020	% Change
	(unaudited)
	(Colombian pesos in millions)
Foreign exchange gain (loss), net	103,627	32,991	214.1%
Interest expense related to loans and borrowings	(1,166,137)	(1,138,478)	2.4%
Financial cost from other liabilities (1)	(463,996)	(433,306)	7.1%
Other finance income (expenses), net	42,840	274,434	(84.4)%
Finance expenses (income), net	(1,483,666)	(1,264,359)	17.3%

(1)	Includes finance cost of asset retirement obligations and post-employment benefits liabilities.

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Our financial expenses, net increased by COP$219,307 million as a result of the net effect of:

•	A COP$231,594 million decrease in other financial income mainly due to lower income from the valuation of our financial portfolio, which in turn was mainly due to lower market yields;

•	A COP$27,659 million increase in interest expense derived mainly from an increased level of indebtedness due to new debt incurred in 2020, primarily the SEC-registered bond we issued in April 2020 in an aggregate amount of US$2,000 million; and

•	An exchange rate gain of COP$103,627 million in the first six months of 2021 compared with a gain of COP$32,991 million in the same period in 2020, which resulted from income in U.S. dollars we realized from the sale in January 2021 of our 50% equity share in Savia Peru as the result of a competitive bidding process led jointly with our partner KNOC, partially offset by the effect of the depreciation of the Colombian peso against the U.S. dollar on our increased net U.S. dollar liability position at June 30, 2021 compared to at December 31, 2020. The average exchange rates for the six-month periods ended June 30, 2020 and June 30, 2021, were COP$3,690.82 and COP$3,622.28, respectively.

Income before income taxes

Income before income taxes increased by 765.4% in the six-month period ended June 30, 2021, as compared to the same period in 2020, as a result of the above mentioned factors.

Income tax expense

The effective income tax rate for the six-month period ended June 30, 2021 was 33.8%, as compared to 73% for the same period in 2020. The decrease in the effective tax rate mainly reflects (i) the drastic decrease in income before income tax that we experienced in the first six months of 2020 as a result of the effects of the COVID-19 pandemic, (ii) the net effect of tax rate differences across the various Ecopetrol Group companies and the effect of exchange rate variations on taxable profits in 2020 and (iii) the effect on deferred tax liabilities during the corresponding period in 2020 of the devaluation of the peso against the U.S. dollar on our subsidiaries whose functional currency is the U.S. dollar but pay their taxes in Colombian pesos.

Net income attributable to equity holders of Ecopetrol

As a result of the foregoing, net income attributable to the owners of Ecopetrol increased by 2,630.6% (COP$6,805,654 million) in the six-month period ended June 30, 2021 as compared to the same period in 2020.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the six-month period ended June 30, 2021 were cash generated from operations in an amount of COP$6,246,953 million and cash from the sale of portfolio securities, which totaled COP$1,706,698 million.

Our principal uses of liquidity in the six-month period ended June 30, 2021 were: (a) COP$5,187,976 million for investments in natural and environmental resources and reserves, and additions to our property, plant and equipment and intangibles; (b) COP$2,044,704 million for interest and capital payments on our debt and (c) dividend payments amounting to COP$1,150,541 million.

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Since June 30, 2021, we have entered into the following financing agreements:

•	On August 17, 2021, we entered into the Acquisition Loan. The Acquisition Loan (i) is payable at maturity on August 18, 2023 and (ii) bears an interest rate of 3-month LIBOR + 80 basis points. On August 20, 2021, US$3,672,000,000 was disbursed under the Acquisition Loan in connection with the closing of the Acquisition.

•	On August 17, 2021, we also entered into a committed credit line for up to US$1,200,000,000 to finance general corporate purposes in the ordinary course of business, including the strengthening of our liquidity position in case of eventual organic growth opportunities, risk mitigation in connection with unexpected fluctuations in oil prices, and reduction of specific upcoming refinancing needs at flexible and competitive borrowing costs.

For the remainder of 2021, on a consolidated basis, we expect our major cash needs to include planned capital expenditures ranging between US$3.5 billion and US$4.0 billion, approximately 77% of which corresponds to exploration and production activities, 11% to refining and petrochemical activities. 7% to transportation and logistics, and 5% to others.

Use of Funds

Capital Expenditures

We plan to meet our budgeted organic capital expenditures for 2021 mainly through cash from internal cash generation.

Cash from operating activities

Net cash provided by operating activities increased by 1,825% (COP$5,922,366 million) in the six-month period ended June 30, 2021, as compared to the same period in 2020, mainly as a result of (i) more favorable crude oil price environment boosted by our ability to capture better negotiation of crude oil and product spreads, (ii) solid performance in most of our segments, and (iii) cost efficiency measures implemented since 2020. These results were partially offset by an increase in working capital, primarily due to (i) an increase in accounts receivables from the Fuel Price Stabilization Fund (“FEPC”) and customers, which in turn was due to the strengthening of the Brent price indicator, (ii) an increase in the valuation of our inventory associated with the increase in the price of crude and (iii) an increase in the balance of our value added tax.

Cash used in investing activities

For the six-month period ended June 30, 2021, net cash used in investing activities decreased to COP$2,835,097 million as compared to the same period in 2020. This decrease is mainly the result of decrease in our capital expenditures related to projects at our Cantagallo, Casabe, Castilla Chichimene, Llanito, and Rubiales fields, partially offset by an increase in our investment portfolio as compared to the same period in 2020.

Cash provided (used) in financing activities

For the six-month period ended June 30, 2021, net cash used in financial activities was COP$3,195,245 million compared to net cash provided by financing activities of COP$ 7,565,011 million for the same period in 2020, a change of COP$10,760,256 million mainly due to an increase in loan acquisitions during the first six months of 2020. This reversal was primarily the result of the fact that we incurred a significant amount of debt in the first half of 2020, primarily the SEC-registered bond we issued in April 2020 in an aggregate amount of US$2,000 million, as compared to the first half of 2021.

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Dividends

On March 26, 2021, our shareholders at the ordinary general shareholders’ meeting approved a distribution of ordinary dividends for the fiscal year ended December 31, 2020 amounting to COP$698,984 million, which was paid in full in April 2021.

Other developments

On September 16, 2021, the Office of the Comptroller General of the Republic of Colombia (the “control entity”) issued a press release regarding the opening of an Ordinary Process of Fiscal Responsibility PRF-80011-2018-33300 (the “Process”), claiming alleged damages to public finance of COP$942,795 million consisting of: US$21 million in unidentified expenses related to the expansion and modernization project of the Cartagena Refinery and the remaining amount in financing funds not reflected in executed expenses. Upon obtaining knowledge of the abovementioned press release, the Cartagena Refinery sent a communication to the control entity confirming the executed and planned expenses and requesting clarification as to what the control entity refers to as unidentified expenses, in order to prepare the corresponding explanations. The persons accused of alleged abuse of fiscal responsibility are the Chief Executive Officers as well as the Chief Financial Officers of the Cartagena Refinery from 2014 to 2019, among whom is the current Chief Financial Officer of Ecopetrol.

On August 27, 2021, our Board of Directors approved the framework for the Third Round of the Program for the Issuance and Placement of Common Stock (the “Program”), in accordance with Law 1118 of 2006 (“Law 1118”). As provided by Law 1118, to the extent any potential public offerings of common shares are carried out under the Program, the Nation will at all times continue to maintain at least 80% of the common equity interest of Ecopetrol. The Program contemplates a 5-year term during which we may carry out one or more public offerings of common shares for the specific purposes set forth therein. On October 13, 2021, the SFC approved the Program. Any offerings to be undertaken pursuant to the Program remain subject to approval by the SFC and any such approvals, if and when granted, do not imply any commitment or obligation on Ecopetrol to issue common shares.

On August 17, 2021, we entered into a committed line of credit for up to US$1.2 billion with Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Banco Santander, S.A., JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia, as lenders.

Subsequent events

None, other than as further described above and in note 30 to our unaudited interim condensed consolidated financial statements included in our Current Report on Form 6-K furnished to the SEC on October 27, 2021.

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FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “should,” “plan,” “potential,” “predicts,” “prognosticate,” “project,” “target,” “reach,” “seek,” “contemplate”, “achieve” and “intend,” among other similar expressions, are understood as forward-looking statements. These factors may include the following:

•	our exploration and production activities, including drilling;

•	import and export activities;

•	our liquidity, cash flow and sources of funding;

•	our ability to successfully integrate ISA;

•	our projected and targeted capital expenditures and other cost commitments and revenues; and

•	dates by which certain areas will be developed or will come on-stream.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	competition;

•	our ability to obtain financing;

•	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;

•	uncertainties inherent in making estimates of our reserves;

•	significant political, economic and social developments in Colombia and other countries where we do business;

•	natural disasters, pandemics and other public health events, including the COVID-19 pandemic, military operations, terrorist acts, wars or embargoes;

•	regulatory developments, including regulations related to climate change;

•	receipt of government approvals and licenses;

•	technical difficulties; and

•	other factors discussed in the Form 20-F under “Risk Factors.”

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.

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